UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 000-49984

Mitel Networks Corporation

(Translation of registrant’s name into English)

350 Legget Drive, Ottawa, Ontario K2K 2W7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Attached hereto as Exhibit 99.1 is the Notice of the Special Meeting of Shareholders and Management Proxy Circular dated February 10, 2010, with the related Form of Proxy attached as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitel Networks Corporation

Date: February 16, 2010	By:	/s/ DOUGLAS MCCARTHY
	Name:	Douglas McCarthy
	Title:	Vice-President Finance & Treasurer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Notice of the Special Meeting of Shareholders and Management Information Circular dated February 10, 2010.

99.2	Form of Proxy.